FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY, 24 2019

1.         DATE, TIME AND PLACE: On July 24, 2019, at 5:30pm, at the corporate headquarters of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luis Antônio, n° 3.142, in the City of São Paulo, State of São Paulo.

2.         CHAIRMAN AND SECRETARY: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL NOTICE AND ATTENDANCE: The call notice was waived, pursuant to article 9 of the Board of Director’s Bylaws. All the members of the Company’s Board of Directors were present, i.e., Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, represented by power of attorney by Mr. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: In the context of Project Europe and in continuation of the deliberations taken in the Board of Directors meeting held on June 26, 2019, to analyze and discuss the recommendation of the special committee formed in such meeting (“Special Committee”) regarding the transaction described therein, which comprehends the launch of an all-cash tender offer to acquire up to all of the shares of Almacenes Éxito S.A., a publicly-held company located in Colombia (“Éxito” and “Tender Offer”, respectively).

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5.         RESOLUTIONS: Starting the meeting, Messrs. Carlos Mario Giraldo Moreno, José Gabriel Loaiza Herrera and Manfred Heinrich Gartz have stated that they will abstain from any vote that may take place at this meeting, as they understand there is a conflict of interest as they are members of the Executive Board of Éxito and they did not participate in the presentation of the Special Committee and in the discussions and deliberations. Mr. Jean-Charles Henri Naouri, represented by power of attorney by Mr. Arnaud Daniel Charles Walter Joachim Strasser, also stated that he will abstain from voting, as he understands there is a conflict of interest given his condition of shareholder of Casino Guichard-Perrachon. Next, the other members of the Board of Directors have stated that they are not in a position of conflict of interest with respect to the analysis of the subject matter of the present meeting.

Subsequently, a presentation was made to the members of the Board of Directors participating the meeting about the mentioned report of work performed by the Special Committee, which concluded with a favorable recommendation on the transaction, where the members of the Board of Directors clarified their doubts with the members of the Special Committee and its legal and financial advisors and the financial and legal advisors of the Company, present at the meeting.

Given the favorable recommendation of the Special Committee to carry out the transaction and considering Casino’s proposal to acquire all the controlling shares issued by the Company currently held indirectly by Éxito for the price of R$109.00 per share (“Acquisition of Éxito Shares”), and also considering the favorable recommendation of the Financial Committee of the Company for the approval of the transaction by the Board of Directors and the opinion of the Audit Committee that such transaction complied with the Related Party Transactions Policy of the Company, the members of the Board of Directors participating this meeting, which have stated that they are not in a conflict of interest position, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves and Luiz Nelson Guedes de Carvalho, by unanimous votes and without any reservations, deliberated:

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(i)

to direct, in accordance with the First Paragraph of Article 18 of the Bylaws, the Board of Officers of Sendas Distribuidora S.A. (“Sendas”), operational subsidiary of the Company, to authorize the launch of the Tender Offer for the price of 18.000 Colombian pesos for each Éxito share (which, on this date, is equivalent to approximately R$21,20). The choice of Sendas as the offeror is aligned with the integration strategy and the acceleration of capture of operational and financial efficiencies. The filing of the Tender Offer authorization request before the Colombian Financial Superintendence must be made if and after Éxito has granted the proper corporate approvals regarding the sale of its interest in the Company, including the amendment to the bylaws of the controlling entity Segisor S.A.S. and the shareholders agreement related to the control of the Company;

(ii)

to authorize the commencement of the preparatory work for the migration of the Company to Novo Mercado by the Company’s Board of Officers, which will include the conversion of all the preferred shares in common shares at a 1:1 ratio. A new Board of Director’s meeting shall be called in due time to approve the migration proposal; and

(iii)	to authorize the Board of Officers of Sendas and the Company to take all measures and execute any document required in connection with the filing and registration of the Tender Offer.

6.         APPROVAL AND SIGNING OF THE MINUTES: There being no further matters to discuss, the meeting was suspended such that these minutes could be drawn up.  Once the meeting was reopened, the present minutes were read, found to be accurate, and approved and signed by all those in attendance. São Paulo, July 24, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors Attending: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri represented by power of attorney by Mr. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

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I hereby certify that these minutes are a true copy of the minutes drawn up in the Book of Minutes of the Meetings of the Company’s Board of Directors, pursuant to article 130, paragraph 3, of the Law 6.404/76, as emended.

Aline Pacheco Pelucio

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 25, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.